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            September 10, 2021

       Dane Andreeff
       President and Chief Executive Officer
       HELIUS MEDICAL TECHNOLOGIES, INC.
       642 Newtown Yardley Road, Suite 100
       Newtown, Pennsylvania 18940

                                                        Re: HELIUS MEDICAL
TECHNOLOGIES, INC.
                                                            Registration
Statement on Form S-1
                                                            Filed September 3,
2021
                                                            File No. 333-259334

       Dear Dane Andreeff:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Laura Crotty at 202-551-7614 with any questions.




            Sincerely,


            Division of Corporation Finance

            Office of Life Sciences
       cc:                                              Phillip D. Torrence